Exhibit 99.1

Mindray Announces Second Quarter 2013 Financial Results

Shenzhen, China – August 5, 2013 – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, announced today its selected unaudited financial results for the second quarter ended June 30, 2013.

Highlights for Second Quarter 2013

•	Net revenues increased 14.7% year-over-year to $307.2 million. China sales were strong at $147.4 million, representing 27.9% year-over-year growth and 48.0% of the company’s total net revenues.

•	International sales were $159.7 million. Both the emerging markets and Western Europe recorded solid revenue performance with mid-teen year-over-year percentage growth.

•	In-vitro diagnostic sales grew 19.5% year-over-year. Reagent sales contributed 36.6% to the segment, up from 34.4% in the same period last year.

•	Non-GAAP operating income grew 15.2% to $73.1 million and non-GAAP net income increased 14.7% to $68.2 million.

•	Net operating cash flow for the quarter strengthened to $76.2 million, representing an increase of 24.3% from the same period last year, mainly as a result of improved working capital management.

•	The cash conversion cycle was 85 days, compared to 97 days in the same period last year, primarily due to better control on receivable collections.

•	In July, the company completed the acquisition of ZONARE, a U.S. high-end ultrasound technology provider.

“In the second quarter, our strong China sales continued to drive our top-line performance and we are pleased that our sales in the emerging markets improved sequentially. Western Europe revenues remained solid despite the region’s economic weakness. Sales in North America were weak this quarter, primarily as a result of tough comparison over last year,” said Mr. Li Xiting, Mindray’s President and Co-Chief Executive Officer. “We further enhanced our efficiency with better management of our cash conversion cycle. We are also very excited about our recent acquisition of ZONARE, which greatly strengthened our ultrasound R&D capabilities and expanded our high-end product portfolio.”

SUMMARY – Second quarter 2013

(in $ millions, except per-share data)	Three Months Ended
	June 30
	2013	2012	% chg
Net Revenues	307.2	267.8	14.7%
Net Revenues Generated in China	147.4	115.3	27.9%
Net Revenues Generated in International Markets	159.7	152.5	4.7%
Gross Profit	176.5	153.6	14.9%
Non-GAAP Gross Profit	178.7	154.8	15.4%
Operating Income	66.7	55.9	19.4%
Non-GAAP Operating Income	73.1	63.5	15.2%
EBITDA	78.9	66.4	18.8%
Net Income	62.1	52.0	19.3%
Non-GAAP Net Income	68.2	59.5	14.7%
Diluted EPS	0.51	0.44	17.9%
Non-GAAP Diluted EPS	0.56	0.50	13.4%

Net Revenues

Mindray reported net revenues of $307.2 million for the second quarter of 2013, a 14.7% increase from $267.8 million in the second quarter of 2012.

•	Net revenues generated in China increased 27.9% to $147.4 million from $115.3 million in the second quarter of 2012.

•	Net revenues generated in the international markets increased 4.7% to $159.7 million from $152.5 million in the second quarter of 2012.

Performance by Segment

Patient Monitoring & Life Support Products: Net revenues in this segment increased 2.3% to $117.2 million from $114.6 million in the second quarter of 2012, contributing 38.2% to total net revenues in the second quarter of 2013.

In-Vitro Diagnostic Products: Net revenues in this segment increased 19.5% to $88.3 million from $73.9 million in the second quarter of 2012, contributing 28.7% to total net revenues in the second quarter of 2013. Reagents sales represented 36.6% of this segment’s net revenues.

Medical Imaging Systems: Net revenues in this segment increased 18.6% to $76.1 million from $64.1 million in the second quarter of 2012, contributing 24.8% to total net revenues in the second quarter of 2013.

Others: Net revenues increased 68.7% to $25.5 million from $15.1 million in the second quarter of 2012, contributing 8.3% to total net revenues in the second quarter of 2013. Other net revenues mainly include sales from the orthopedics business, service revenues from extended warranties, sales of accessories and repair service revenues for post-warranty period.

Gross Margin

Second quarter 2013 gross profit was $176.5 million, a 14.9% increase from $153.6 million in the second quarter of 2012. Second quarter 2013 non-GAAP gross profit was $178.7 million, a 15.4% increase from $154.8 million in the second quarter of 2012. Second quarter 2013 gross margin was 57.5% compared to 57.4% both in the second quarter of 2012 and the first quarter of 2013. Non-GAAP gross margin was 58.2% compared to 57.8% in the second quarter of 2012 and 58.1% in the first quarter of 2013.

Operating Expenses

Selling expenses in the second quarter of 2013 were $54.6 million, or 17.8% of total net revenues, unchanged from the second quarter of 2012 but lower than the 19.5% in the first quarter of 2013. Non-GAAP selling expenses were $52.2 million, or 17.0% of total net revenues, unchanged from the second quarter of 2012 and lower than the 18.5% in the first quarter of 2013.

General and administrative expenses for the second quarter of 2013 were $26.6 million, or 8.7% of total net revenues, compared to 9.7% in the second quarter of 2012 and 11.0% in the first quarter of 2013. Non-GAAP general and administrative expenses for the second quarter of 2013 were $26.0 million, or 8.5% of total net revenues, compared to 8.7% in the second quarter of 2012 and 10.0% in the first quarter of 2013.

Research and development expenses for the second quarter of 2013 were $28.6 million, or 9.3% of total net revenues, compared to 8.9% in the second quarter of 2012 and 10.9% in the first quarter of 2013. Non-GAAP research and development expenses for the second quarter of 2013 were $27.4 million, or 8.9% of total net revenues, compared to 8.4% in the second quarter of 2012 and 10.5% in the first quarter of 2013.

Total share-based compensation expenses, which were allocated to cost of revenues and related operating expenses, were $3.2 million in the second quarter of 2013 compared to $6.0 million in the second quarter of 2012 and $4.8 million in the first quarter of 2013.

Operating income was $66.7 million in the second quarter of 2013, a 19.4% increase from $55.9 million in the second quarter of 2012. Non-GAAP operating income in the second quarter of 2013 was $73.1 million, a 15.2% increase from $63.5 million in the second quarter of 2012. Operating margin was 21.7% in the second quarter of 2013 compared to 20.9% in the second quarter of 2012 and 16.1% in the first quarter of 2013. Non-GAAP operating margin was 23.8% in the second quarter of 2013 compared to 23.7% in the second quarter of 2012 and 19.1% in the first quarter of 2013.

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”)

Second quarter 2013 EBITDA increased 18.8% year-over-year to $78.9 million from $66.4 million in the second quarter of 2012.

Net Income

Net income increased 19.3% year-over-year to $62.1 million from $52.0 million in the second quarter of 2012. Non-GAAP net income increased 14.7% year-over-year to $68.2 million from $59.5 million in the second quarter of 2012. Net margin was 20.2% in the second quarter of 2013 compared to 19.4% in the second quarter of 2012 and 23.7% in the first quarter of 2013. Non-GAAP net margin was 22.2% in the second quarter of 2013, same with the second quarter of 2012 and compared to 26.7% in the first quarter of 2013.

Second quarter 2013 basic and diluted earnings per share were $0.52 and $0.51 respectively, compared to $0.45 and $0.44 in the second quarter of 2012. Basic and diluted non-GAAP earnings per share were $0.58 and $0.56 respectively, compared to $0.51 and $0.50 in the second quarter of 2012. Shares used in the computation of diluted earnings per share for the second quarter 2013 were 120.8 million.

Other Select Data

Accounts receivable turnover days were 52 days in the second quarter of 2013, improved from 64 days in the second quarter of 2012 and 66 days in the first quarter of 2013. Inventory turnover days were 88 days in the second quarter of 2013, compared to 87 days in the second quarter of 2012 and 103 days in the first quarter of 2013. Accounts payable turnover days were 54 days in the second quarter of 2013, the same with the second quarter of 2012 and compared to 59 days in the first quarter of 2013. Mindray calculates the above working capital turnover days using the average of the beginning and ending net balances of the quarter.

As of June 30, 2013, the company had $958.5 million in cash and cash equivalents as well as short-term investments, compared to $891.0 million as of March 31, 2013. Net cash generated by operating activities and net cash outflow for capital expenditures during the quarter were $76.2 million and $20.2 million respectively.

As of June 30, 2013, the company had around 7,540 employees.

Business Outlook for Full Year 2013

Mindray is raising its full year revenue guidance, expecting at least 18% growth over its full year 2012 net revenues.

The company maintains its full year 2013 non-GAAP net income guidance, expecting at least 15% growth over its non-GAAP net income for the full year of 2012. This guidance excludes any tax benefit related to the National Key Software Enterprise status and assumes a corporate income tax rate of 15% for the Shenzhen subsidiary.

The company expects its capital expenditure for full year 2013 to be around $130 million.

The company’s practice is to provide guidance on a full year basis only. This forecast reflects Mindray’s current and preliminary views, which are subject to change.

“Looking ahead, we expect China to continue to drive our overall growth and the emerging markets should gradually improve despite continued political and currency challenges in certain countries. As for the developed markets, while we are happy with our performance in Western Europe, we anticipate uncertainty to persist in our North American business,” commented Mr. Cheng Minghe, Mindray’s Co-Chief Executive Officer and Chief Strategic Officer. “Going forward, we will further enhance our efficiency to strengthen the company’s competitive position. On the M&A front, we are confident about the integration of ZONARE and will continue to seek other promising targets and partners.”

Conference Call Information

Mindray’s management will hold an earnings conference call at 8:00 AM on August 6, 2013 U.S. Eastern Time (8:00 PM on August 6, 2013 Beijing/Hong Kong Time).

Dial-in details for the earnings conference call are as follows:

International Toll Free:

United States:     +1-866-519-4004

Hong Kong:       800-930-346

China Landline: 800-819-0121

Local dial-in numbers:

United States:                 +1-845-675-0437

Hong Kong:                    +852-2475-0994

China Mobile:                 400-620-8038

Passcode for all regions: Mindray

A replay of the conference call may be accessed by phone at the following numbers until August 21, 2013.

U.S. Toll Free: +1-855-452-5696

International:   +1-646-254-3697

Passcode:        17658491

Additionally, a live and archived webcast of this conference call will be available on the Investor Relations section of Mindray’s website at: http://ir.mindray.com/.

Use of Non-GAAP Financial Measures

Mindray provides gross profit, selling expenses, general and administrative expenses, R&D expenses, operating income, net income and earnings per share on a non-GAAP basis that excludes share-based compensation expense and acquired intangible assets amortization expense, all net of related tax impact, as well as EBITDA to enable investors to better assess the company’s operating performance. The non-GAAP measures described by the company are reconciled to the corresponding GAAP measure in the exhibit below titled “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP measures”.

The company has reported for the second quarter of 2013 and provided guidance for full year 2013 earnings on a non-GAAP basis. Each of the terms as used by the company is defined as follows:

•	Non-GAAP gross profit represents gross profit reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets.

•	Non-GAAP operating income represents operating income reported in accordance with GAAP, adjusted for the effects of share-based compensation, and amortization of acquired intangible assets.

•	Non-GAAP selling expenses represent selling expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation, and amortization of acquired intangible assets.

•	Non-GAAP general and administrative expenses represent general and administrative expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

•	Non-GAAP research and development expenses represent research and development expenses reported in accordance with GAAP, adjusted for the effects of share-based compensation.

•

Non-GAAP net income represents net income reported in accordance with GAAP, adjusted for the effects of share-based compensation and amortization of acquired intangible assets, all net of related tax impact.

•

Non-GAAP earnings per share represents non-GAAP net income divided by the number of shares used in computing basic and diluted earnings per share in accordance with GAAP, and excludes the impact of the declared dividends for the basic calculation.

•	EBITDA represents net income reported in accordance with GAAP, adjusted for the effect of interest income and expenses, provision of income taxes, depreciation and amortization.

The company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The company notes that these measures may not be calculated on the same basis of similar measures used by other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three and six months ended June 30, 2012 and 2013, respectively, in the attached financial information.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including, without limitation, statements about Mindray’s anticipated net revenues, non-GAAP net income and capital expenditure for 2013, our assumption of a corporate income tax rate of 15% applicable to the Shenzhen subsidiary, the impact of our recent acquisition of Zonare, our expectation that China is to continue to drive our overall growth and the emerging markets should gradually improve despite continued political and currency challenges in certain countries, our anticipation of uncertainty to persist in our North American business, our optimism about the performance in Western Europe, that we will further enhance our efficiency to strengthen the company’s competitive position, that we are confident about the integration of ZONARE and that we will continue to seek other promising targets and partners on the M&A front, are forward-looking statements. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual results due to a variety of factors, including, without limitation, the growth and expected growth of the medical device market in China and internationally; relevant government policies and regulations relating to the medical device industry; market acceptance of our products; our expectations regarding demand for our products; our ability to expand our production, our sales and distribution network and other aspects of our operations; our ability to stay abreast of market trends and technological advances; our ability to effectively protect our intellectual property rights and not infringe on the intellectual property rights of others; our ability to settle disputes with our customers and suppliers; competition in the medical device industry in China and internationally; and general economic and business conditions in the countries in which we operate. For a discussion of other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 5 of our annual report on Form 20-F which was filed with the Securities and Exchange Commission on April 8, 2013. Our results of operations for the second quarter as of June 30, 2013 are not necessarily indicative of our operating results for any future periods. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our public filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to us, which is subject to change. Although such projections and the factors influencing them will likely change, we will not necessarily update the information. Such information speaks only as of the date of this release.

All references to “shares” are to our ordinary shares, which are divided into two classes, Class A and Class B. Each of our American Depositary Shares, which trade on the New York Stock Exchange, represents one Class A ordinary share.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

Exhibit 1

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in thousands)

	As of December 31, 2012	As of Jun 30, 2013
	US$	US$
	(Note 1)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	247,859	195,373
Restricted cash and restricted investment (Note 2)	21,528	264
Short-term investments	615,003	763,132
Accounts receivable, net	185,701	183,219
Inventories	110,099	128,150
Value added tax receivables	7,427	19,351
Other receivables	15,704	26,548
Prepayments and deposits	11,081	14,745
Deferred tax assets,net	6,443	8,106

Total current assets	1,220,845	1,338,888
Other assets	10,811	10,844
Accounts receivables, net, non-current	2,172	2,042
Advances for purchase of plant and equipment	3,009	4,641
Property, plant and equipment, net	268,010	285,727
Land use rights, net	56,921	59,350
Intangible assets, net	132,334	127,754
Goodwill	163,016	170,063

Total assets	1,857,118	1,999,309

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank loans	85,100	100,045
Notes payable	8,697	7,983
Accounts payable	53,244	74,992
Advances from customers	17,550	22,581
Salaries payable	69,919	53,313
Other payables	108,528	113,804
Purchase consideration payable	20,354	8,260
Income taxes payable	30,305	18,199
Other taxes payable	8,894	5,067

Total current liabilities	402,591	404,244

Long-term bank loan	50,039	95,013
Other long-term liabilities	4,004	4,088
Deferred tax liabilities, net	23,369	24,255

Total liabilities	480,003	527,600
Shareholders’ equity:
Ordinary shares	15	15
Additional paid-in capital	514,280	531,103
Retained earnings	699,992	760,396
Accumulated other comprehensive income	116,556	129,975

Total shareholders’ equity	1,330,843	1,421,489
Non-controlling interests	46,272	50,220

Total equity	1,377,115	1,471,709

Total liabilities and equity	1,857,118	1,999,309

(1)	Financial information is extracted from the audited financial statements included in the Company’s fiscal year 2012 20F.
(2)	Restricted cash and restricted investment are mainly those purchase consideration in connection with our acquisition being held on escrow accounts.

Exhibit 2

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Dollars in thousands, except for share and per share data)

	Three months ended Jun 30,		Six months ended Jun 30,
	2012	2013	2012	2013
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
-PRC	115,294	147,415	207,134	258,747
- International	152,536	159,736	279,713	290,507

Net revenues	267,830	307,151	486,847	549,254
Cost of revenues	(114,208)	(130,668)	(212,900)	(233,706)

Gross profit	153,622	176,483	273,947	315,548
Selling expenses	(47,759)	(54,559)	(87,488)	(101,716)
General and administrative expenses	(26,111)	(26,629)	(45,725)	(53,213)
Research and development expenses	(23,877)	(28,573)	(48,154)	(54,901)

Income from operations	55,875	66,722	92,580	105,718
Other income, net	388	421	973	499
Interest income	7,260	8,540	15,698	16,227
Interest expense	(1,287)	(1,471)	(1,978)	(2,443)

Income before income taxes and non-controlling interests	62,236	74,212	107,273	120,001
Provision for income taxes	(10,023)	(10,743)	(18,366)	2,191

Net income	52,213	63,469	88,907	122,192
Less: Net income attributable to non-controlling interests	(206)	(1,419)	(313)	(2,718)

Net income attributable to the Company	52,007	62,050	88,594	119,474

Basic earnings per share	0.45	0.52	0.76	1.01

Diluted earnings per share	0.44	0.51	0.74	0.99

Shares used in the computation of:
Basic earnings per share	116,547,129	118,519,629	116,283,063	118,350,730

Diluted earnings per share	119,394,768	120,779,113	119,353,032	120,909,507

Exhibit 3

MINDRAY MEDICAL INTERNATIONAL LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Three months ended Jun 30,		Six months ended Jun 30,
	2012	2013	2012	2013
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash flow from operating activities:
Net income	52,213	63,469	88,907	122,192
Adjustments to reconcile net income to net cash provided by operating activities	21,872	17,019	36,280	32,329
Changes in current assets and liabilities,net of effects of acquisitions	(12,731)	(4,253)	(3,711)	(35,896)

Net cash provided by operating activities	61,354	76,235	121,476	118,625

Cash flow from investing activities:
Acquisition cost of subsidiaries, net of cash received	—	(13,646)	(2,739)	(17,485)
Capital expenditure	(16,745)	(20,198)	(32,835)	(40,240)
Decrease in restricted cash and restricted investment	—	15,865	—	21,264
Proceeds from sale of short-term investments	—	295,076	144,395	404,337
Increase in short-term investments and changes in other investing activities	(32,637)	(357,714)	(125,489)	(549,519)

Net cash used in investing activities	(49,382)	(80,617)	(16,668)	(181,643)

Cash flow from financing activities:
Repayment of bank loans	—	(35,000)	—	(35,000)
Proceeds from bank loans	2,000	35,000	52,000	95,000
Dividend paid	—	—	(46,401)	(59,070)
Proceeds from exercise of options	4,691	2,098	14,138	8,852
Cash contribution from non-controlling interest	—	—	506	—

Net cash provided by financing activities	6,691	2,098	20,243	9,782

Net increase (decrease) in cash and cash equivalents	18,663	(2,284)	125,051	(53,236)
Cash and cash equivalents, beginning of period	231,010	195,744	124,311	247,859
Effect of exchange rate changes on cash	(1,688)	1,913	(1,377)	750

Cash and cash equivalents, end of period	247,985	195,373	247,985	195,373

Exhibit 4

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATIONS OF NON-GAAP RESULTS OF OPERATIONS MEASURES TO THE NEAREST COMPARABLE GAAP MEASURES

(Dollars in thousands, except for share and per share data)

	Three months ended Jun 30,		Six months ended Jun 30,
	2012	2013	2012	2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	US$	US$	US$	US$
Non-GAAP net income attributable to the Company	59,510	68,238	99,894	132,808
Non-GAAP net margin	22.2%	22.2%	20.5%	24.2%
Amortization of acquired intangible assets	(1,629)	(3,202)	(3,264)	(5,804)
Deferred tax impact related to acquired intangible assets	83	209	118	415
Share-based compensation	(5,957)	(3,195)	(8,154)	(7,945)

GAAP net income attributable to the Company	52,007	62,050	88,594	119,474
GAAP net margin	19.4%	20.2%	18.2%	21.8%
Non-GAAP basic earnings per share	0.51	0.58	0.86	1.12
Non-GAAP diluted earnings per share	0.50	0.56	0.84	1.10
GAAP basic earnings per share	0.45	0.52	0.76	1.01
GAAP diluted earnings per share	0.44	0.51	0.74	0.99
Shares used in computation of:
Basic earnings per share	116,547,129	118,519,629	116,283,063	118,350,730

Diluted earnings per share	119,394,768	120,779,113	119,353,032	120,909,507

Non-GAAP operating income	63,461	73,119	103,998	119,467
Non-GAAP operating margin	23.7%	23.8%	21.4%	21.8%
Amortization of acquired intangible assets	(1,629)	(3,202)	(3,264)	(5,804)
Share-based compensation	(5,957)	(3,195)	(8,154)	(7,945)

GAAP operating income	55,875	66,722	92,580	105,718
GAAP operating margin	20.9%	21.7%	19.0%	19.2%
Non-GAAP gross profit	154,796	178,705	276,245	319,419
Non-GAAP gross margin	57.8%	58.2%	56.7%	58.2%
Amortization of acquired intangible assets	(960)	(2,060)	(1,926)	(3,527)
Share-based compensation	(214)	(162)	(372)	(344)

GAAP gross profit	153,622	176,483	273,947	315,548
GAAP gross margin	57.4%	57.5%	56.3%	57.5%
Non-GAAP selling expenses	(45,472)	(52,191)	(83,838)	(97,097)
Non-GAAP as % of total revenues	17.0%	17.0%	17.2%	17.7%
Amortization of acquired intangible assets	(669)	(1,142)	(1,338)	(2,277)
Share-based compensation	(1,618)	(1,226)	(2,312)	(2,342)

GAAP selling expenses	(47,759)	(54,559)	(87,488)	(101,716)
GAAP as % of total revenues	17.8%	17.8%	18.0%	18.5%
Non-GAAP general and administrative expenses	(23,317)	(26,023)	(42,418)	(50,181)
Non-GAAP as % of total revenues	8.7%	8.5%	8.7%	9.1%
Share-based compensation	(2,794)	(606)	(3,307)	(3,032)

GAAP general and administrative expenses	(26,111)	(26,629)	(45,725)	(53,213)
GAAP as % of total revenues	9.7%	8.7%	9.4%	9.7%
Non-GAAP research and development expenses	(22,546)	(27,372)	(45,991)	(52,674)
Non-GAAP as % of total revenues	8.4%	8.9%	9.4%	9.6%
Share-based compensation	(1,331)	(1,201)	(2,163)	(2,227)

GAAP research and development expenses	(23,877)	(28,573)	(48,154)	(54,901)
GAAP as % of total revenues	8.9%	9.3%	9.9%	10.0%

Exhibit 5

MINDRAY MEDICAL INTERNATIONAL LIMITED

RECONCILIATION OF GAAP NET INCOME TO EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION

(Dollars in thousands)

	Three months ended Jun 30,		Six months ended Jun 30,
	2012	2013	2012	2013
	US$	US$	US$	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income attributable to the Company	52,007	62,050	88,594	119,474
Interest income	(7,260)	(8,540)	(15,698)	(16,227)
Interest expense	1,287	1,471	1,978	2,443
Provision for income taxes	10,023	10,743	18,366	(2,191)

Earnings before interest and taxes (“EBIT”)	56,057	65,724	93,240	103,499
Depreciation	7,451	7,934	14,041	15,710
Amortization	2,903	5,220	5,792	9,497

Earnings before interest, taxes, depreciation, and amortization (“EBITDA”)	66,411	78,878	113,073	128,706